United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

PUBLICLY HELD COMPANY National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 EXTRAORDINARY SHAREHOLDERS’ MEETING NOTICE OF MEETING The Shareholders of Vale S.A. (“Vale”) are hereby called to the Extraordinary Shareholders’ Meeting which will be held on September 21, 2020, at 10 a.m., exclusively digitally via the Webex platform, in order to vote on the separate election of one (1) principal member of the Fiscal Council, by the shareholder holding all the special-class preferred shares (Golden Shares) issued by Vale, to complete the term of office until the Annual Shareholders’ Meeting to be held in 2021. All the relevant documentation regarding the item to be voted on in the Meeting are available to the shareholders at Vale’s head office, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), the B3 Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov). Pursuant to Article 5, Paragraph 4, Vale’s By-Laws and Article 161, Paragraph 4, “a,” of Law No. 6,404/1976, the shareholder holding the special-class preferred shares will have the right to elect, in a separate vote, a member of the Fiscal Council, the only item on the Agenda. For this reason, the shareholders owning common shares who attend the Meeting will not be able to vote on this matter, as it is a separate election process reserved exclusively for the preferred shareholder. The shareholder may participate personally or through a duly appointed proxy, observing the terms of paragraph 1 of Article 126 of Law No. 6,404/1976. In this case, the proxy must have been appointed less than one (1) year previously and be a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil – OAB) or a financial institution. Under the terms of Circular Letter/CVM/SEP/No. 02/2020, shareholders that are legal entities may be represented at the Meeting by their legal representatives or by a duly appointed proxy, in accordance with the company’s formation documents and under the rules of the Brazilian Civil Code, and in this specific case there is no need for the proxy to be a shareholder, a manager of the company or a lawyer. Similarly, shareholders that are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at the Meeting through legal representatives or through proxies duly established by their manager or administrator, as provided under their by-laws.

As described in the Manual for Participation in the Meeting, to be able to participate in the Meeting, personally or by proxy, the shareholder must prove the ownership of shares issued by Vale with the certificate issued by the depository financial institution or custodian in the same day of the accreditation, as well as: (a) in the case of individual shareholders, a valid photo I.D. or, if applicable, I.D. of the proxy and respective proxy appointment; (b) in the case of legal entity shareholders, a valid photo I.D. of the legal representative and documents proving representation, including the representation agreement and copy of organizational documents and minutes of the election of the directors, and (c) in the case of investment funds, a valid photo I.D. of the representative and documents proving representation, including the representation agreement and copy of the by-laws of the fund in effect, the organizational documents of its director or manager, as the case may be, and the minutes electing the managers of the director or manager. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. The participation via Webex will be restricted to shareholders or their representatives or proxies, as the case may be, who are accredited under the terms described in the Manual for Participation. Registration must be completed by September 19, 2020, by filing the form available at www.vale.com/age2020. Rio de Janeiro, August 21, 2020. José Maurício Pereira Coelho Chairman of the Board of Directors

1 Vale S.A. Manual for Participation Extraordinary Shareholders’ Meeting of September 21, 2020

INDEX

1. AGENDA.. 3
2. GENERAL INFORMATION.. 3
3. PROXY VOTE TEMPLATE.. 5
4. PARTICIPATION OF ADRS.. 5
5. NON-APPLICABILITY OF ABSENTEE BALLOT...................... 5
6. VIRTUAL ACCESS... 6

2

Agenda The Shareholders of Vale S.A. (“Vale”) are invited to meet in an Extraordinary Shareholders’ Meeting to be held on September 21, 2020, at 10 a.m., exclusively digitally via the Webex platform, to vote on the separate election of one (1) member of the Fiscal Council, by the shareholder holding all the special-class preferred shares (Golden Shares) issued by Vale, to complete the term of office until the Annual Shareholders’ Meeting to be held in 2021. General Information 1. Voting Rights Pursuant to Art. 5 of Vale’s By-Laws and Article 161, paragraph 4, a, of Law No. 6,404/76, the holder of special-class preferred shares issued by Vale (“Golden Shares”) shall have the right to elect, in a separate vote, one member of the Fiscal Council, the only item on the Agenda of this Extraordinary Shareholders’ Meeting (“ESM”). Therefore, we clarify that holders of common shares issued by Vale cannot vote on this matter, since it is a separate election process reserved exclusively for preferred shares. However, the shareholders may participate in the ESM in accordance with the guidelines below. 2. Remote Participation The following documents are required for shareholders to participate in the ESM: Individual valid photo I.D. of the shareholder (original or certified copy). The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH). proof of ownership of shares issued by Vale issued by the depository financial institution or custodian on the same day of the accreditation. Legal Entity valid photo I.D. of the legal representative (original or certified copy). The following documents may be sent: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH). documents proving representation, including the proxy appointment and copy of the professional qualification documents and of the minutes of the election of the directors, and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the professional qualification documents of its director of manager, as the case may be, and (iii) the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. proof of ownership of shares issued by Vale issued by the depository financial institution or custodian on the same day of the accreditation.

2.1.Participation by Proxy Shareholders holding common shares may participate in the ESM (even though they are aware that they cannot be part of the process of the separate election for the member of the Fiscal Council, since it is exclusively for the holder of Golden Shares) by duly appointed proxy, subject to the provisions of article 126, paragraph 1, of Law No. 6,404/1976). The proxy must have been appointed less than one (1) year previously and be a shareholder or manager of the company, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil – OAB) or a financial institution. Under the terms of Circular Letter/CVM/SEP/No. 02/2020, shareholders legal entities may be represented in the shareholders’ meetings by their legal representatives or by a duly appointed proxy in accordance with the provisions of their respective internal rules and the Brazilian Civil Code. In this specific case, it is not necessary for the proxy of a legal entity shareholder to be a shareholder, a manager of the company or a lawyer. Accordingly, investment fund shareholders, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the shareholder meeting through legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the ESM by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned above. Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization but consularization shall not be necessary. Note that documents in English and Spanish do not need to be translated. Representation documents, accompanied by supporting documentation, will be verified when the shareholder is accredited for digital participation, as will be detailed in this Manual for Participation. To expedite the process of accreditation and examination of the documents, we kindly ask to those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to the ESM, upon the form available at www.vale.com/age2020. Below is a proxy template that can be filled out by shareholders who choose to participate by proxy. Shareholders can use any proxy appointment instead of this example, provided that the document complies with Law No. 6,404/1976 and the Brazilian Civil Code.

PROXY VOTE TEMPLATE [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [ ] e inscrito no CPF/MF sob o nº [ ], residente e domiciliado [ENDEREÇO], na Cidade [ ], Estado [ ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada em primeira convocação no dia 21 de setembro de 2020, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente. Este instrumento é válido por [ _], a partir da data de sua assinatura. [Local], [Data]. _ [Acionista] [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[ ] and holder of CPF/MF # [ ], resident in [CITY], and with commercial address at [ADDRESS], in the City of [ ], State of [ ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary Shareholders’ Meeting to be held on first call on September 21, 2020, at 10 a.m., and, if necessary, on second call on a date to be duly informed. This power of attorney shall remain in effect from [ ] until [ ]. [Place], [Date]. _ [Shareholder] 2.2.Participation of Holders of American Depositary Shares (“ADSs”) ADS holders will not be able to vote at the Meeting, given that the only matter to be voted on is a separate election process reserved for preferred shares, as provided for in Article 5, paragraph 4, of the By-Laws, and Art. 161, paragraph 4, of Brazilian Law No. 6,404/1976. For this reason, Citibank N.A., the depositary financial institution, will not send voting cards (proxies) to ADS holders, and it will not be possible to submit an Absentee Ballot. 2.3.Non-applicability of Absentee Ballots As already mentioned, shareholders holding common shares will not vote on the only matter on the Agenda, and therefore the use of the Absentee Ballot.

2.4.Virtual Access The Shareholders’ Meeting will be held exclusively digitally, in accordance with Art. 4, paragraph 2, I, of CVM Instruction No. 481/2009, through virtual access via Webex. Shareholders may request a link to access the ESM upon request to be made using the form available at www.vale.com/age2020. This request must be made by September 19, 2020 and must be accompanied by the necessary documents for participation. Access via Webex will be restricted to shareholders or their representatives or proxies, as the case may be, who are accredited under the terms described in this Manual for Participation and the aforementioned link (“Registered Shareholders”). The Company warns that shareholders who do not submit the request and the necessary participation documents within the required period will not be able to participate in the ESM. In order to streamline the registration process, we kindly ask shareholders that will be represented by a proxy to send the supporting documents mentioned above to the Company, preferably at least 72 (seventy-two) hours prior to the Meeting. Individual invitations for virtual access will be sent to the email addresses indicated on the form, with only one individual invitation sent per Registered Shareholder. Registered Shareholders undertake to: (i) use the individual invitations solely and exclusively for remotely attending the ESM, (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, as the invitation is non-transferable, and (iii) not record or reproduce, in whole or in part, nor to transfer to any third party, shareholder or not, the content or any information transmitted virtually during the ESM. If a specific Registered Shareholder does not receive an individual invitation for virtual access at the ESM at least 12 (twelve) hours prior to the ESM start time, he/she should contact Vale’s Investor Relations department, through the e-mail vale.ri@vale.com, at least four (4) hours before the ESM start time. We emphasize that the Webex platform meets the requirements provided for in Article 21-C, paragraph 1 of CVM Instruction No. 481, namely, (i) the possibility of showing and simultaneously accessing documents presented during the ESM that have not been previously made available; (ii) the full recording, by the Company, of the ESM; and (iii) the possibility of communication between attending shareholders through the Chat option on the platform. Registered Shareholders who participate in the ESM via Webex (“Attending Shareholders”) hereby authorize the Company to use any information contained in the ESM recording to (i) register the possibility of showing and viewing the documents presented during the ESM; (ii) register the authenticity and security of communications during the ESM; (iii) register attendance and votes entered; (iv) comply with the legal order of competent authorities; and (v) defend the Company, its managers and hired third parties, at any judicial, arbitration, regulatory or administrative level.

During the ESM, the Attending Shareholders must keep their microphone muted and their cameras turned off, in order to avoid instability in the connection and improve the sound quality. Any Attending Shareholder who wishes to speak to make a statement on any matter not related to the ESM’s agenda must use the usual channels of contact with the Company, through the Investor Relations department. Vale is not responsible for connection problems that Registered Shareholders may face and other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of Webex with the equipment of the Registered Shareholder. The Company recommends that Registered Shareholders (i) test and familiarize themselves with the Webex tool in order to avoid incompatibility of their electronic equipment with the platform and other problems with its use on the day of the ESM; and (ii) access Webex at least 30 minutes prior to the start of the ESM in order to avoid any operational problems. In addition to the possibility of watching on the computer, the Webex platform is also available, via app, for Apple and Android phones, by downloading the application. Attending Shareholders who participate via Webex will be deemed present at the ESM, and will be deemed to have signed the respective minutes and attendance book, under the terms of Article 21-V, paragraph 1 of CVM Instruction No. 481. Any questions or explanations on the aforementioned matters can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, through email at vale.ri@vale.com.

VALE S.A. Publicly Held Company National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Address: Praia de Botafogo no. 186 Rio de Janeiro, Rio de Janeiro – CEP: 22250-145 www.vale.com PROPOSAL FOR THE E XTR AOR D IN AR Y S H AR EH OLD ERS ’ M E ETING TO BE HELD ON 9/21/2020 To Whom it May Concern, In this Proposal, Vale S.A. (“Vale” or “Company”) shareholders will be provided with information on the only matter on the Agenda of the Extraordinary Shareholders’ Meeting (“ESM”) to be held on September 21, 2020, at 10 a.m., virtually via Webex, for the separate election of one (1) member of the Fiscal Council, by the shareholder holding all the special-class preferred shares (“Golden Shares”) issued by Vale, to complete the term of office until the Annual Shareholders’ Meeting to be held in 2021. 1. Election of one (1) member of the Fiscal Council Art. 161, Paragraph 4, “a” of Law No. 6,404/76, and Vale’s By-Laws, in Art. 5, Paragraph 4, provide that the holder of the Golden Shares has the right to elect and remove a member of the Fiscal Council and their respective alternate, in a separate voting process Therefore: (i) the holder of the Golden Shares elected, in a separate vote, Mr. Marcos Prado Troyjo as principal member of the Fiscal Council at the Annual and Extraordinary Shareholders’ Meetings held, cumulatively, on April 30, 2020, keeping the position of alternate member vacant; (ii)the Company received a letter of resignation from the position of principal member of the Fiscal Council sent by Mr. Marcos Prado Troyjo; (iii) through an Official Letter dated July 31, 2020, the holder of the Golden Shares requested that arrangements be taken to convene the Shareholders’ Meeting for the election, in a separate vote, of a new principal member of the Fiscal Council; (iv)information about the nominee is presented in Exhibit I of this proposal. 2. Guidelines for Participation in the ESM As already mentioned, the only item on the Agenda is a separate election process, intended exclusively for voting by the holder of the Golden Shares. Although common shares do not have voting rights for the only item on the Agenda, these shareholders may participate in the ESM, which will be held exclusively digitally, via Webex. Shareholders may request a link to access the EGM upon request to be made using the form available at www.vale.com/age2020, and in accordance with all instructions on necessary documentation and guidelines for participation are available in the Meeting Participation Manual.

Exhibit I - Information on items 12.5 to 12.10 of the Reference Form on the candidate to member of Vale’s Fiscal Council Main professional experience: Mr. Bruno Funchal is a candidate for the position of Member of the Fiscal Council of Vale. His main professional experience in the last 5 years includes: (i) Secretary of the National Treasury (since July 2020); (ii) Program Director at the Special Secretariat of Finance of the Ministry of Economy (from January 2019 to June 2020); (iii) Secretary of State for Finance of Espírito Santo (from February 2017 to December 2018); (iv) Partner-Director of AlphaMar Investimentos (from January 2015 to December 2016); (v) Chairman of the Fiscal Council of Caixa Econômica Federal (since May 2020), of which he has been a principal member since December 2019; (vi) Member of the Fiscal Council of the Brazilian Society of Econometrics (2016-2017); (vii) Professor of FUCAPE Business School (since 2007); (viii) Member of the Ministry of Finance’s Working Group regarding the New Corporate Bankruptcy and Reorganization Law (December 2016 to July 2017). He earned a Bachelor’s Degree in Economics from Universidade Federal Fluminense – UFF in 2001, with a PhD in Economics from EPGE – Fundação Getúlio Vargas in 2006, and a Post-Doctorate from IMPA – National Institute of Pure and Applied Mathematics in 2008. He was a visiting researcher at Wharton School – University of Pennsylvania (from 2013 to 2015). He has published academic articles in The Review of Economics and Statistics (Harvard Kennedy School), Economic Letters, Corporate Governance (Oxford), Journal of Corporate Finance, among others. Declarations: Judicial and administrative convictions (including criminal): The candidate declared, for all legal purposes, that, over the past five (5) years, he was not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding of the Brazilian Securities and Exchange Commission, or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified him from performing any professional or commercial activity. Marital relationship, civil union or family relationship up to second degree. The candidate declared, for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree between him and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale. Relations of Subordination, Provision of Service or Control. The candidate declared, for all legal purposes, that there are no relations of subordination, provision of service or control, in the past three (3) fiscal years, between him and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above. Declaration of Politically-Exposed Person. The candidate declared, for all legal purposes, that he is a politically exposed person, since he holds the position of Secretary of the National Treasury. Percentage of Attendance at Meetings of the Fiscal Council during the Fiscal Year ended December 31, 2019: Not applicable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: August 21, 2020		Director of Investor Relations